SECURITIES AND EXCHANGE COMMISSION


02038269

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001


SEC MAIL PROCESSING
RECEIVED
JUN 11 2002
WASH. D.C.
164
SECTION

OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file numbers:
Philip Morris Companies Inc. 1-8940
Kraft Foods Inc. 1-16483

Kraft Foods Employee Thrift-Investment Plan

(Full title of the plan)

PHILIP MORRIS COMPANIES INC.

120 Park Avenue
New York, New York 10017

KRAFT FOODS INC.

Three Lakes Drive
Northfield, Illinois 60093

(Name of issuers of the securities held pursuant to the plan and addresses of their principal executive offices.)

KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To: The Compensation and Governance Committee of Kraft Foods Inc., the Corporate Employee Benefit Committee of Philip Morris Companies Inc., the Management Committee for Employee Benefits of Kraft Foods North America, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Kraft Foods Employee Thrift-Investment Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Kraft Foods Employee Thrift-Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
April 26, 2002

KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
at December 31, 2001 and 2000
(in thousands of dollars)

	2001	2000
ASSETS:		
Allocated share of Trust net assets	$ 204,999	$ 168,824
Receivable for transfer from Long Term Savings Plan for Union Employees		31,160
Total assets	204,999	199,984
LIABILITIES:		
General and administrative expenses payable	92	133
Total liabilities	92	133
NET ASSETS	$ 204,907	$ 199,851

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
for the years ended December 31, 2001 and 2000
(in thousands of dollars)

	2001	2000
ADDITIONS:		
Employer contributions	$ 2,694	$ 2,330
Employee contributions	8,080	5,353
Allocated share of Trust investment activities:		
Interest income	2,596	1,317
Dividend income	6,457	6,106
Net appreciation in fair value of investments	1,521	56,603
	10,574	64,026
Total additions	21,348	71,709
DEDUCTIONS:		
Distributions and withdrawals	(22,138)	(9,781)
General and administrative expenses	(707)	(209)
Total deductions	(22,845)	(9,990)
Transfer from Long Term Savings Plan for Union Employees	6,553	31,160
Net additions	5,056	92,879
NET ASSETS:		
Beginning of year	199,851	106,972
End of year	$ 204,907	$ 199,851

The accompanying notes are an integral part of these financial statements.

1. General Description of the Plan:

The Kraft Foods Employee Thrift-Investment Plan (the "Plan") is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in a matching contribution by Kraft Foods North America, Inc. ("Kraft Foods") by making such investment. Kraft Foods is a wholly-owned subsidiary of Kraft Foods Inc., which, in turn, is a subsidiary of Philip Morris Companies Inc. (the "Company").

Hourly and certain salaried employees of Kraft Foods who are represented by designated collective bargaining units are eligible to participate in the Plan, provided they meet eligibility requirements. Effective September 1, 2000, employees represented by the International Brotherhood of Teamsters Local No. 182 employed at the South Edmeston, New York facility of Kraft Foods (a "South Edmeston Participant") are eligible to participate in the Plan. The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. After completing one year of service, eligible employees may make before-tax and/or after-tax contributions. Eligible employees who make before-tax and/or after-tax contributions are eligible to receive matching contributions from Kraft Foods (the "Kraft Foods Matching Contributions") (see Note 3). The provisions of the Plan are detailed in the official Plan document that legally governs the operation of the Plan.

Effective December 15, 2001, the Plan was amended to add an employee stock ownership plan ("ESOP") feature. The ESOP feature permits each participant who has an investment in the Philip Morris Stock Fund as of the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of the common stock of the Company ("Philip Morris Common Stock"), to elect to receive the dividend payable with respect to the shares of Philip Morris Common Stock allocated to his or her Plan Accounts (see Note 4) in cash, or have the dividend reinvested in additional shares of Philip Morris Common Stock; and permits each participant who has an investment in the Kraft Foods Stock Fund as of the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of the Class A common stock of Kraft Foods Inc. ("Kraft Foods Common Stock"), to elect to receive the dividend payable with respect to the shares of Kraft Foods Common Stock allocated to his or her Plan Accounts in cash, or have the dividend reinvested in additional shares of Kraft Foods Common Stock.

The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Compensation and Governance Committee of Kraft Foods Inc. (the "Investment Committee") is responsible for the selection of the investment options set forth below in which participants elect to invest their Plan Accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of these investment options. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

Assets of the Plan are co-invested with the assets of the Kraft Foods Thrift Plan and other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 7).

Effective November 1, 2001, participants have the option of investing their Plan Accounts in five percent increments in the following nine funds. The International Equity, Growth Equity and Euro Equity Funds were first offered as investment options on December 1, 2000; the Kraft Foods Stock Fund was first offered as an investment option on November 1, 2001.

EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a capitalization weighted basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks (S&P 500).

INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee, at the direction of the investment manager, with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest, and of pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

U.S. GOVERNMENT OBLIGATIONS FUND (formerly known as the GOVERNMENT SECURITIES FUND) - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies and fully insured bank deposits. The average maturity of the U.S. Government securities in the U.S. Government Obligations Fund is approximately five years.

PHILIP MORRIS STOCK FUND - This fund is invested primarily in Philip Morris Common Stock.

KRAFT FOODS STOCK FUND - This fund is invested primarily in Kraft Foods Common Stock.

BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and international stocks, U.S. and international investment grade bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds and zero percent to 25 percent in money market instruments.

INTERNATIONAL EQUITY FUND - This fund is invested primarily in common stocks of the foreign companies that make up the Morgan Stanley Capital International Europe, Australia and Far East (EAFE) index.

GROWTH EQUITY FUND - This fund is invested primarily in stocks of domestic and international companies, with market capitalizations between $1 billion and $6 billion, considered to have better-than-average prospects for long-term growth.

EURO EQUITY FUND - This fund is invested primarily in stocks of companies based in the European Monetary Union (EMU) member countries that adopted the euro as their common currency.

Each of the foregoing funds may also hold a portion of its assets in short-term temporary investments pending long-term investment, for liquidity purposes and, in the case of the Philip Morris Stock Fund and the Kraft Foods Stock Fund, for the temporary investment of dividends paid on shares of Philip Morris Common Stock and Kraft Foods Common Stock that are payable to participants who have elected to receive the dividend in cash (see Note 9). None of the foregoing funds guarantees a return to the participant. Participants normally can change their investment elections on any business day (see Note 4).

Each participant may vote all the shares of Philip Morris Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund and may vote all the shares of Kraft Foods Common Stock held in his or her Plan Accounts and invested in the Kraft Foods Stock Fund. The Trustee will vote full and fractional shares of Philip Morris Common Stock and Kraft Foods Common Stock in accordance with each individual participant's instructions. The Trustee votes those shares of Philip Morris Common Stock and Kraft Foods Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

At December 31, 2001 and 2000, there were 5,234 and 3,106 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

	December 31,	
	2001	2000
Equity Index Fund	1,833	969
Interest Income Fund	2,493	762
U.S. Government Obligations Fund	581	287
Philip Morris Stock Fund	3,358	2,838
Kraft Foods Stock Fund	137	N/A
Balanced Fund	957	270
International Equity Fund	258	2
Growth Equity Fund	542	3
Euro Equity Fund	213	3

Each participant is at all times fully vested (1) in the balance held in his or her Before-Tax Contributions, After-Tax Contributions and Rollover Accounts, (2) in the balance held in his or her Kraft Foods Matching Account attributable to amounts contributed before January 1, 1986 or transferred from the General Foods Employee Stock Ownership Plan, (3) in the case of a participant employed at the Naperville, Illinois facility of Kraft Foods (a "Naperville Participant"), in the balance of the employer contribution-derived account transferred from the predecessor plan and (4) in his or her share of any dividends paid on and after December 15, 2001 with respect to that portion of his or her Plan Accounts (including the Kraft Foods Matching Account) that are invested in the Philip Morris Stock Fund and/or the Kraft Foods Stock Fund. A participant shall be fully vested in the remaining balance in his or her Kraft Foods Matching Account upon attainment of age 55; permanent and total disability or death while employed by Kraft Foods, the Company, or any of their affiliates; upon a change in control of the Company (see Note 3); or upon a termination of the Plan (see Note 10). Otherwise, a participant who is employed by Kraft Foods, the Company, or any of their affiliates, at other than the Naperville, Illinois facility of Kraft Foods, shall become vested in the remaining portion of his or her Kraft Foods Matching Account based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

A Naperville Participant shall become vested in his or her Kraft Foods Matching Account in accordance with the vesting provisions outlined in the Plan document.

Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

The preparation of financial statements in accordance with generally accepted accounting principles requires the Fiduciaries to use estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Valuation of Trust Investments:

Investments in common trust funds are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common trust funds.

Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgage-backed and asset-backed securities and other investments at December 31, 2001 and 2000 were $708,084,012 and $575,062,203, respectively. The average yield of the Interest Income Fund for the years ended December 31, 2001 and 2000 was approximately seven percent. The crediting interest rate of the Interest Income Fund at December 31, 2001 and 2000 was approximately six percent and seven percent, respectively. The crediting interest rate for the investment contracts is either agreed-to in advance with the contract issuer or varies based on an agreed-to formula, but cannot be less than zero. The crediting interest rate for the pools of mortgage-backed and asset-backed securities and other investments is reset periodically by the contract issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero.

Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices. Equity securities, including Philip Morris Common Stock and Kraft Foods Common Stock, which represent approximately 37% and 1%, respectively, of the total Trust investments at December 31, 2001; and 35% and 0%, respectively, of the total Trust investments at December 31, 2000, are subject to significant market fluctuations.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Trust:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end.

3. Contributions:

No contribution is required from any eligible employee under the Plan. The amount of both before-tax and after-tax contributions expressed as a percentage of compensation may vary from year to year. An eligible employee (other than a Naperville or South Edmeston Participant) may elect to contribute from one percent to 10 percent of his or her base rate of compensation, but contributions from base compensation over $15,000 may not exceed six percent. A Naperville or South Edmeston Participant may elect to contribute from one percent to 16 percent of his or her compensation, but only contributions not in excess of six percent of compensation are eligible for Kraft Foods Matching Contributions described below.

Contributions may be made on a before-tax basis, an after-tax basis, or in a combination of the two. The percentage of compensation available for both before-tax and after-tax contributions may vary from year to year. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2001 and 2000, a participant's before-tax contribution was limited to $10,500.

Each year, Kraft Foods Matching Contributions are based on the amount of each participant's contributions to the Plan, subject to certain limitations under the Code. Kraft Foods Matching Contributions on behalf of Naperville and South Edmeston Participants equal 25 percent of each Participant's contributions not in excess of six percent of compensation. Kraft Foods Matching Contributions on behalf of all other participants equal 45 percent of each participant's contributions.

Participants' contributions are recorded in the period in which they are withheld by Kraft Foods. Kraft Foods Matching Contributions are recorded in the same period that participants' contributions are recorded.

Kraft Foods Matching Contributions and participant contributions are made solely to the profit-sharing portion of the fund and are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for the preservation of the Kraft Foods Matching Contributions for all participants for the year in which the Change of Control occurs and for two years thereafter.

4. Valuation of Participant Accounts:

A third-party recordkeeper retained by the Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust as follows:

Account	Source
Kraft Foods Matching Account	Kraft Foods Matching Contributions and amounts transferred from predecessor plans
Before-Tax Contributions Account	Before-tax contributions
After-Tax Contributions Account	After-tax contributions
Rollover Account	Amounts transferred, directly or indirectly, from another plan qualified under Section 401(a) of the Code
Loan Account	Outstanding loans obtained from the Plan

Each business day the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1 and the third-party recordkeeper retained by the Committee determines the current fair value of each participant's share in the Trust with respect to their Kraft Foods Matching, Before-Tax Contributions, After-Tax Contributions and Rollover Accounts on the basis of their proportionate share in each investment fund. However, the fair value of each participant's share in the Trust may not be determined as of any business day if unforeseen circumstances makes such determination impractical or not in the best interest of Plan participants.

The following rules have been adopted by the Committee in connection with the valuation of the Philip Morris Stock Fund and the Kraft Foods Stock Fund. If trading in Philip Morris Common Stock or Kraft Foods Common Stock has been suspended on the New York Stock Exchange on a trading day and not resumed before the end of the trading day, the Trustee will use the composite price of the respective Common Stock as listed in *The Wall Street Journal* on the next business day. The Trustee will use a weighted average sale price method for valuing the portion of participants' Plan Accounts transferred from the Philip Morris Stock Fund or the Kraft Foods Stock Fund if using the closing price or composite price of Philip Morris Common Stock or Kraft Foods Common Stock results in a value of the respective Stock Fund which is at least one-tenth of one percent (0.1%) less than the value using the weighted average sale price method. The weighted average sale price method uses the average of all of the prices for which Philip Morris Common Stock or Kraft Foods Common Stock is sold over one or more business days as determined by the Trustee.

5. Withdrawals and Distributions:

Participants may make in-service withdrawals against their Kraft Foods Matching, Before-Tax Contributions and After-Tax Contributions Accounts under limited circumstances in accordance with the provisions outlined in the Plan. Effective December 15, 2001, each participant who has an investment in the Philip Morris Stock Fund or the Kraft Foods Stock Fund as of the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of Philip Morris Common Stock or Kraft Foods Common Stock, may elect to receive the dividend payable with respect to those shares allocated to his or her Plan Accounts in cash (see Note 1).

Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan Accounts. Normally, distributions are made within two weeks after a distribution request is made.

In the event the Plan is terminated, distributions will be made in accordance with the then current value of participants' Plan Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

The loan program permits participants to borrow from their Before-Tax Contributions, After-Tax Contributions and Rollover Accounts in accordance with the provisions outlined in the Plan.

A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Plan Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's investment authorization in effect at the time of repayment. Participants' loans are carried at the original principal amount less principal repayments.

7. Investments Held by the Trust:

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 2001 and 2000 were as follows:

	2001	2000
Trust	6%	5%
Equity Index Fund	4%	2%
Interest Income Fund	4%	2%
U.S. Government Obligations Fund	5%	5%
Philip Morris Stock Fund	11%	11%
Kraft Foods Stock Fund	6%	N/A
Balanced Fund	4%	1%
International Equity Fund	less than 1%	less than 1%
Growth Equity Fund	1%	less than 1%
Euro Equity Fund	2%	less than 1%
Participants' Loan Account	12%	8%

At December 31, 2001 and 2000, the financial position of the Trust was as follows (in thousands of dollars):

	2001	2000
Assets:		
Investments at fair value:		
Equity Index Fund:		
Equity Index Fund (cost $379,256 and $380,572)	$ 574,437	$ 697,825
Short-term temporary investments (cost approximates fair value)	-	5
Interest Income Fund:		
Investment contracts (at contract value) (cost approximates contract value)	682,906	561,096
Short-term temporary investments (cost approximates fair value)	48,531	47,883
U.S. Government Obligations Fund:		
Government securities (cost $100,155 and $47,524)	100,680	48,670
Short-term temporary investments (cost approximates fair value)	1,002	825
Philip Morris Stock Fund:		
Common stock (cost $764,177 and $694,961)	1,182,132	1,160,260
Short-term temporary investments (cost approximates fair value)	34,091	35,283
Kraft Foods Stock Fund:		
Class A common stock (cost $30,433 and $0)	30,350	-
Short-term temporary investments (cost approximates fair value)	2,433	-
International Equity Fund:		
International Equity Fund (cost $78,627 and $89,641)	64,906	94,253
Balanced Fund:		
Balanced Fund (cost $198,271 and $199,988)	171,264	182,634
Growth Equity Fund:		
Growth Equity Fund (cost $334,451 and $401,699)	258,409	409,456
Euro Equity Fund:		
Euro Equity Fund (cost $13,164 and $10,813)	10,897	9,884
Other investments:		
Participants' Loan Account:		
Loans to participants	45,518	38,993
Clearing Account	1,949	5,240
Total investments	3,209,505	3,292,307
Receivables:		
Interest income	5,408	4,440
Dividend income	15,138	13,725
Other receivables	4,721	999
Total assets	3,234,772	3,311,471
Liabilities:		
Other payables	4,662	1,344
Net assets	$3,230,110	$3,310,127

The changes in the Trust net assets for the years ended December 31, 2001 and 2000 were as follows (in thousands of dollars):

	2001	2000
Additions:		
Employer contributions	$ 41,384	$ 38,471
Employee contributions	114,398	105,747
Investment activities:		
Interest	49,958	43,905
Dividends	64,284	163,656
Interest on participant loans	3,302	2,993
	117,544	210,554
Net (depreciation) appreciation in fair value of investments	(169,817)	364,935
Net investment activities	(52,273)	575,489
Deductions:		
Distributions and withdrawals	(181,374)	(232,534)
General and administrative expenses	(3,522)	(3,790)
Transfer to Philip Morris Deferred Profit-Sharing Trust	(27)	(672)
Transfer from Balance Bar Company	1,397	-
(Decrease) increase in Trust net assets	(80,017)	482,711
Net assets:		
Beginning of year	3,310,127	2,827,416
End of year	$3,230,110	$3,310,127

The net (depreciation) appreciation in the fair value of the Trust investments by fund for the years ended December 31, 2001 and 2000 was as follows (in thousands of dollars):

	2001	2000
Equity Index Fund	$ (82,870)	$(73,492)
U.S. Government Obligations Fund	689	1,676
Philip Morris Stock Fund	51,312	524,491
Kraft Foods Stock Fund	(165)	-
International Equity Fund	(20,722)	(19,695)
Balanced Fund	(14,351)	(33,790)
Growth Equity Fund	(101,042)	(32,730)
Euro Equity Fund	(2,668)	(1,525)
Total Trust	$(169,817)	$364,935

Investments that represented five percent or more of Trust net assets at December 31, 2001 and 2000 were as follows (in thousands of dollars):

	2001	2000
Equity Index Fund	$574,437	$697,825
Interest Income Fund:		
Bankers Trust Pyramid Mortgage-Backed Securities Index Fund	222,204	209,598
Philip Morris Stock Fund:		
Common Stock	1,182,132	1,160,260
Balanced Fund	171,264	182,634
Growth Equity Fund	258,409	409,456

8. Transactions with Parties in Interest:

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

9. Tax Status:

By letter dated November 14, 1995, the Internal Revenue Service has determined that the Plan, as amended and in effect as of January 1, 1993, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. On November 20, 2001, Kraft Foods filed a request for a determination that the Plan continues to qualify under Section 401(a) of the Code, that the ESOP feature of the Plan is a stock bonus plan described in Sections 401(a) and 4975(e) of the Code and that the related Trust continues to be exempt from federal income taxes under Section 501(a) of the Code. Pending the issuance of this determination letter, no dividends on shares of Philip Morris Common Stock held in the Philip Morris Stock Fund or Kraft Foods Common Stock held in the Kraft Foods Stock Fund will be distributed to participants, but will instead be held by the Trustee in a short-term temporary investment account.

The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on Kraft Foods Matching Contributions and before-tax contributions made on their behalf by Kraft Foods, on the making of a timely rollover contribution to the Trust, nor on earnings credited to their Plan Accounts until withdrawn or distributed.

10. Plan Termination:

The Board of Directors of Kraft Foods or the Committee, has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making Kraft Foods Matching Contributions to the Plan or to terminate the Plan. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Kraft Foods Matching Account.

11. Plan Transfers:

Effective May 1, 2001, Kraft Foods transferred the participation of its employees at its Coshocton and Avon locations, as well as the account balances of former employees of its Sandusky, Sherman, Nashville and Chicago locations (each of which was closed), from the Long Term Savings Plan for Union Employees to the Plan.

Effective December 31, 2000, Kraft Foods transferred the participation of its employees at its Madison, Farmdale and Woodstock locations from the Long Term Savings Plan for Union Employees to the Plan. The transfer was completed on January 2, 2001.

12. Reconciliation of Plan's Financial Statements to Form 5500:

At December 31, 2001 and 2000, $72,000 and $136,000, respectively, were payable to participants who had requested distributions or withdrawals which were processed and approved for payment prior to year-end, but not paid until the following year. As required, these amounts are recorded as liabilities on the Plan's Form 5500, but are not reflected as liabilities in the Plan's financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods North America, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
(Name of Plan)



By____________________
Terry M. Faulk, Chairman,
Management Committee for
Employee Benefits of
Kraft Foods North America, Inc.

Date: June 5, 2002

Exhibit 23

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-1479) of Philip Morris Companies Inc. and in the Registration Statement on Form S-8 (File No. 333-71266) of Kraft Foods Inc. of our report dated April 26, 2002 relating to the financial statements of the Kraft Foods Employee Thrift-Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Chicago, Illinois
June 5, 2002